Mail Stop 4561

October 16, 2009

Michael J. Labedz
President and Chief Executive Officer
HealthPort, Inc.
925 North Point Parkway, Suite 350
Alpharetta, GA 20005

>   **Re: HealthPort, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 22, 2009**
>   **File No. 333-161381**

Dear Mr. Labedz:

      We have reviewed your revised filing and have the following comments. Unless otherwise indicated, references to prior comments refer to those contained in our comment letter dated September 14, 2009.

General

1.   We note your response to prior comment 1. We understand the number of shares of HealthPort common stock and senior preferred stock to be distributed in connection with the corporate reorganization will be calculated based upon the pricing of the initial public offering. Please explain in your response letter the contemplated timing of this reorganization relative to the requested date of effectiveness. In this regard, we presume that you intend to file a pre-effective amendment with the initial public offering price and a finalized audit report shortly before effectiveness.

Corporate Reorganization, page 6

2.   You indicate in your discussions of the corporate reorganization on pages 6, 48 and 127 that upon completion of the public offering, you intend to issue a to-be-specified number of shares of restricted stock and stock options to certain officers, directors and employees. Please explain whether this anticipated issuance of securities relates to the unvested Series B-1 and B-2 shares that you state will be cancelled without consideration in connection with the corporate reorganization. Please also indicate whether these securities to be issued to officers, directors and employees will be subject to vesting over time or will be fully vested upon

issuance. We note further your disclosure on page 35 that you intend to issue a
to-be-specified number of shares of restricted stock and stock options to Messrs.
Labeds, Grazzini, Roberts, Webb and Matits, respectively, upon completion of the
public offering. Please clarify in your filing whether these executives are the only
officers, directors or employees to whom you intend to issue restricted stock and
stock options upon completion of the public offering.

Summary Consolidated Financial and Other Data, page 11

3.   We note your revisions to the tabular presentation on page 14 in response to prior
        comment 11. Item 10(e)(1)(ii)(E) of Regulation S-K prohibits the use of titles or
        descriptions of non-GAAP financial measures that are confusingly similar to titles
        or descriptions used for GAAP financial measures. We believe the title
        "December 31, 2008 with Acquisitions" could be confusing to investors and
        should be labeled to clearly indicate that the amounts are adjusted and do not
        represent GAAP amounts. Revise accordingly.

4.   We note you now identify EBITDA on pages 13 and 59 as a performance
        evaluation metric for executive incentive compensation. Please remove your
        reference to EBITDA or provide the disclosures required by Item 10(e)(i) of
        Regulation S-K.

5.   Based on your response to prior comment 12 and your disclosures on page 106, it
        does not appear that the non-GAAP measure "Adjusted EBITDA" is being used
        for purposes of determining your cash incentive opportunity program. In this
        regard, we note from page 106 that your "Actual adjusted EBITDA" under the
        plan was determined to be $30.2 million for the year ended December 31, 2008.
        Adjusted EBITDA for the year ended December 31, 2008, according to your
        reconciliation was $18.8 million. It therefore does not appear that a discussion of
        this measure as a basis for compensation is appropriate pursuant to Item
        10(e)(1)(i)(C) and (D). Revise your disclosure within this section to discuss only
        the purposes for which the non-GAAP measures being presented are used.

Use of Proceeds, page 36

6.   In response to prior comment 16, you have revised the disclosure regarding your
        use of proceeds to state that in September 2008, you used the proceeds received
        from your senior subordinated notes as part of the purchase price to acquire
        ChartOne. We note from your disclosure on page 69 that you also used proceeds
        from the term loan under your credit facility to fund this acquisition. As the credit
        facility was entered into in September 2008, within one year prior to the initial
        filing of your registration statement, and you intend to use the net proceeds of the
        offering to pay off borrowings under the credit facility, it appears that you should
        disclose in the use of proceeds section that proceeds from the term loan were used

for the acquisition of ChartOne, as well as any other uses of indebtedness under the credit facility other than for short-term borrowings used for working capital. Please revise your disclosure as appropriate, or advise. We again refer you to Instruction 4 to Item 504 of Regulation S-K.

7.   We note that in response to prior comment 18 you have revised your disclosure to state that a to-be-specified amount of the net proceeds from the offering will be used for "general corporate purposes, which may include the further repayment of borrowings under [y]our senior secured credit facility." You state also that your management "will have broad discretion in the allocation of the net proceeds that may be used for general corporate purposes." However, you do not mention any other specific intended uses of the net proceeds for general corporate purposes other than the further repayment of borrowings under the credit facility. Please expand your disclosure, as previously requested, to address with specificity all contemplated uses of the offering proceeds for "general corporate purposes," and to clarify whether it is your intention to use all of the net proceeds to discharge indebtedness. We note in this regard your response to prior comment 35, stating that the net proceeds from the offering will be used to discharge the senior subordinated notes.

Dilution, page 40

8.   In the third paragraph in this section, your disclosure is set up to provide the "pro forma as adjusted net tangible book value" of your common stock as of June 30, 2009, after giving effect to certain occurrences. In this regard, we note that you refer to "the conversion of all outstanding and vested Series A, B-1 and B-2 shares into shares of our common stock… immediately prior to the completion of this offering." Disclosure elsewhere in the filing, including on page 6 where you discuss the corporate reorganization, states that the Series C shares of CT Technology Holdings, LLC, will also be exchanged for shares of HealthPort common stock. Accordingly, please revise your Dilution disclosure to reflect that the Series C shares, in addition to all outstanding and vested Series A, B-1 and B-2 shares, will be exchanged for your common stock prior to completion of the public offering; or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 45

9.   We note that in response to prior comment 21 you have revised your overview to discuss key metrics management considers in evaluating the company's financial condition and operating performance. However, the revised disclosure does not address economic or industry-wide factors relevant to the company, nor does it provide meaningful insight into material opportunities, challenges and risks, such

as those presented by known material trends and uncertainties, that the company faces or the actions management is taking to address them. Please consider further revising your overview to discuss these matters. For example, explain briefly why management "believes its acquisition and new sales opportunities remain strong," and address how management plans to handle the challenges presented by the fact that many of your potential customers perform ROI services internally. We again refer you to SEC Release 33-8350.

Our Revenue and Expenses

Costs of Services and Products, page 47

10. We are considering your response to prior comment number 22. Please explain the basis for your assertion that 95% of equity-based compensation would be allocated to selling, general and administrative expense. That is, explain whether this allocation is based on an estimate or based on detailed records that support the percentages. Your response suggests that you consider the 5% that would be allocated to cost of sales to be immaterial. If so, confirm that such amounts have been immaterial for all reporting periods presented. Further, confirm that you will continue to monitor this allocation in order to determine whether your presentation of these costs is appropriate.

Critical Accounting Policies

Goodwill, page 52

11. We have reviewed your revised disclosures in response to prior comment 23. We note you refer to your reporting units in your policy. Please disclose in your policy your number of reporting units. In addition, please expand your disclosure for the following items:

- To the extent each of your reporting unit's fair value is not substantially in excess of its respective carrying value, it would appear to be useful information to investors to disclose the percentage by which that fair value exceeded the carrying value as of your most recent step-one test pursuant to paragraph 19 of SFAS 142.
- Provide a description of key assumptions that drive fair value.
- Include a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

Equity-Based Compensation, page 53

12.   We note your disclosure on page 54 that you performed valuations "of [y]our shares as of December 31, 2007, December 31, 2008 and June 30, 2009." Please disclose the fair value of each share type for which a valuation was performed as of the date of each of these valuations.

13.   Revise your tabular presentation on page 56 to include grants made during the periods ended March 31, 2008 and June 30, 2008 and to separately present the quantities and fair values of the grants of B-1 shares from B-2 shares on the dates of grant. For grants made on a date other than one of the valuation dates noted above, explain the reasons for differences between the grant date fair value assigned in computing expense and the fair value determined by the most recent valuation. For example, we note from information contained in Annex C of your response that Series B-1 and B-2 shares were granted on December 15, 2008 and assigned fair values of $0.19 and $0.11, respectively. Your disclosures on page 55 indicate fair values of $0.29 and $0.18 for these shares, respectively on December 31, 2008.

14.   We note your revised disclosures in response to prior comment 24; however, you have not addressed our comment in its entirety. Revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and your most recent valuations. In this regard, revise to provide a reconciliation between the $0.29 and $0.18, values of the Series B-1 and B-2 shares on December 31, 2008, the values determined by your valuation of June 30, 2009 and your anticipated offering price range of $14 to $16. Explain why the fair value as calculated by your valuations is significantly different than the IPO price range of $14 to $16. Indicate if the exchange ratio "accounts" for most of this difference since the Series B-1 and B-2 shares do not reflect the impact of the exchange ratio. In addition, indicate whether the impact of the exchange ratio results in any additional compensations to your employees.

Results of Operations, page 57

15.   We note your revised disclosure on pages 57 through 60 in response to prior comment 29. Please revise your tabular presentations on pages 57 and 38 to present the "Adjusted EBITDA" line item apart from the presentation of your consolidated results of operations in a manner similar to that presented on page 12. Similarly, include footnote cross-references to your discussion of Use of Non-GAAP Financial Measures on pages 58 through 60.

16.   We note your statement on page 59 that "Adjusted EBITDA has all the inherent limitations of EBITDA." Please explain the purpose of this statement in light of the fact that you do not present EBITDA within your filing and you appear to

have enumerated the essential limitations inherent in EBITDA in the bullet points above this sentence. In this regard, explain the relevancy of this statement and ensure that you have clearly disclosed the usefulness of this measure for evaluating performance while it has inherent limitations.

Income Taxes, pages 62, 64 and 66

17.   We note your revised disclosures in response to prior comment 32. With regard to your discussion of income taxes throughout MD&A, expand to provide disclosure necessary for investors to understand whether the variability between these years is considered to be unusual and the likelihood that past performance is indicative of future performance. For example, in discussing the change in expense to benefit between 2007 and 2008, discuss whether management believes the direction of the change between these periods represents a trend or an event unlikely to be repeated in future periods. Refer to Section III.B.4 of SEC Release 33-8350.

Liquidity and Capital Resources

Cash Flows, page 67

18.   We note that you have identified, but not quantified, the underlying drivers of operating cash flows, in response to prior comment 33. In this regard, please revise to quantify the amounts of cash received from customers and cash paid for operating expenses and discuss reasons for material changes between these amounts in the periods presented. Further, quantify your use of borrowings under your credit facility to fund operations and discuss the frequency with which you have used the facility in the past. With regard to the revisions made to your discussion of investing and financing activities, we note that you have excluded the amounts being discussed. Please explain why you believe a discussion of these cash flows without quantification is useful or revise to quantify amounts of items being discussed, where material.

Days Sales Outstanding, page 68

19.   We note that the majority of your contracts are directly billed to the requestor, typical credit terms under your customer contracts are 30 days and that your collections efforts are primarily at the requestor level. Please clarify and explain whether your customer contracts are also at the "requestor" level.

20.   We note that your typical credit terms are 30 days, yet your DSO, net of allowance, is "usually under 60 days." Revise to explain the reasons why the collection period significantly exceeds your credit terms in all periods presented for each of your segments. Further, expand your disclosure to discuss the reasons

for what appear to be high levels of bad debt expense and write-offs and why approximately one-third of your gross accounts receivable in each period is offset by an allowance for doubtful accounts. Your response should discuss matters unique to your company, in addition to the impact of industry-wide practices reflected in your receivables collections policies, history of delayed payments and DSO significantly higher than stated credit terms.

Credit Facility and Senior Subordinated Notes, pages 69 and 70

21.   We note your statement, in response to prior comment 35, that the senior subordinated notes will be discharged due to the net proceeds from this offering. Based on your disclosures surrounding the anticipated use of proceeds from this offering, it is unclear whether either of these notes will be discharged in full. Further, it appears that both your senior secured credit facility and your senior subordinated notes contain covenant requirements. We therefore reissue our comment to expand your disclosure to include the material terms of affirmative and negative covenants (e.g., material actual ratios/actual amounts). Include a discussion of the potential consequences of not complying with or being able to amend debt covenants in the future and describe your consideration of disclosing and analyzing factors that could reasonably likely result in non-compliance with these covenants.

Executive Compensation

Compensation Discussion and Analysis, page 104

General

22.   We note that in response to prior comment 41 you have revised your disclosure regarding the base salaries and cash incentive awards paid to Messrs. Labedz, Haynes and Webb for 2008. However, it remains unclear from the revised disclosure how the company's achievement of $30.2 million in "adjusted EBITDA, as calculated under the cash incentive opportunity," translated into the actual amounts awarded as salary and cash bonuses to these named executive officers. Please revise your filing to discuss the analysis undertaken, if any, in determining what amount to award as salaries and cash incentives to these executive officers based upon the company's performance. We note in this regard that the company's employment agreements with each of Messrs. Labedz, Haynes and Webb filed as exhibits to the registration statement specify salary and bonus opportunity amounts for the applicable executive, corresponding to varying levels of what the agreements define as "Measured EBITDA."

23.   In addition, you state that the above-referenced executive officers' base salaries and cash incentive targets "are determined on a quarterly basis upon the

achievement of EBITDA for the trailing three months within a range of $5.0 million to greater than $25.0 million," but then you indicate that, "adjusted EBITDA was utilized and compared to EBITDA" in calculating the $30.2 million "actual adjusted EBITDA, as calculated under the cash incentive opportunity program," which appears to have formed the basis for the actual payouts made. Please revise further to clarify the precise corporate performance measure(s) you use to determine these base salaries and cash incentive awards, and to disclose how each non-GAAP financial measure used to determine executive compensation is calculated from your audited financial statements. In this regard, specify the "significant non-recurring and non-cash items" that you took into account in adjusting EBITDA for purposes of determining compensation. Refer to Instruction 5 to Item 402(b) of Regulation S-K. If these compensation decisions were made based on an adjusted EBITDA measure, please revise your filing to remove the suggestion that they were made based on EBITDA, as this measure is ordinarily calculated.

24.   Further to comment 5 above, it appears that the adjusted EBITDA measure used to determine salaries and bonuses for these named executive officers is calculated differently from the non-GAAP measure "Adjusted EBITDA" disclosed elsewhere in your filing, for example in Summary Consolidated Financial and Other Data. Accordingly, please make a clear statement to this effect in your Compensation Discussion and Analysis, and explain why your board of directors determined it was appropriate to use a different metric for determining executive compensation than that used for purposes of evaluating the company's operating performance. In addition, to avoid confusion, consider using an expanded or different term than "adjusted EBITDA" to refer to the measure used for compensatory purposes, if it is in fact calculated differently from the non-GAAP measure "Adjusted EBITDA" presented elsewhere in your filing.

Cash Incentive Awards, page 106

25.   Please describe with specificity the "individual performance results" the board considered in determining cash incentive bonuses for each applicable named executive officer for 2008. See Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Equity-Based Compensation, page 108

26.   We again refer to your disclosure on page 35 that you intend to issue an to-be-specified number of shares of restricted stock and stock options to Messrs. Labeds, Grazzini, Roberts, Webb and Matits, respectively, upon completion of the public offering. Please tell us what consideration you gave to discussing in your Compensation Discussion and Analysis these contemplated securities issuances to certain of your named executive officers. Advise whether these issuances are

expected to be made pursuant to the 2009 Equity Incentive Plan to be adopted in connection with the offering.

Certain Relationships and Related Party Transactions

CT Technologies Holdings, LLC Agreement, page 127

27.   We note that in response to prior comment 15 you have revised your disclosure on page 34 to clarify that as part of the corporate reorganization, the shares of HealthPort will be allocated among former members of CT Technologies Holdings, LLC, in exchange for their equity interests in the limited liability company, in accordance with the priority order for distributions established by the limited liability company agreement. Please consider making conforming revisions to the disclosure regarding the corporate reorganization in your discussion of related-party transactions.

HealthPort, Inc.

Consolidated Statements of Operations, page F-6

28.   Explain the basis for your presentation of "loss on sale of division, net of tax" outside of loss from continuing operations. In this regard, we note that this amount is presented separately from discontinued operations, suggesting that the division does not qualify as a disposal group when applying the reporting provisions of SFAS 144. Refer to paragraph 45.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Corporate Reorganization, page F-9

29.   We note from your correspondence that you expect the estimated initial offering price range to be between $14.00 and $16.00 per share. With regard to your intended accounting for the reorganization, we have the following comments:

- It appears that you have sufficient information to establish an estimate of the exchange ratio for your Series A, B-1, B-2, C and senior preferred shares in accordance with the terms of the CT Technologies Holdings, LLC Agreement. Provide us with a description of how you will account for each step in the reorganization process. Identify the literature that supports your accounting.

- Provide us with your estimated allocation to each contributing member and demonstrate whether the exchange will be pro rata and if not, how you intend

> to account for any excess received by certain members relative to their pro
> rata share.
>
> - Demonstrate what impact a change in the offering price will have on the
>   exchange ratio and your analysis of whether the exchange can be considered
>   to be on a pro rata basis.
>
> - Describe your accounting treatment for non-vested B-1 and B-2 shares and
>   describe the impact of any accelerated vesting provisions. For any non-vested
>   shares that are cancelled, tell us whether replacement awards will be issued
>   and if so, at what terms, and your intended accounted treatment of these
>   awards.
>
> - Tell us how you considered whether the exchange of redeemable Series C
>   shares for common shares constitutes a redemption of the Series C shares.
>   Describe the potential impact, if any, that the redemption would have on your
>   accounting for the exchange and on your EPS computation.

Unaudited Pro Forma Financial Information, page F-10

30.   Tell us what consideration was given to the provisions of Rule 11-02(c)(i), which
        would limit pro forma EPS presentation to the most recent year and interim
        period. In this regard, the pro forma earnings per share that are presented for all
        successor periods should be limited to the impact of the reorganization or the
        exchange ratio. That is, in the event that there is an impact that is "different" than
        the pro rata effect of the reorganization, that event's pro forma presentation
        should comply with Article 11.

Unaudited Pro Forma Basic and Diluted Net Income and Loss Per Share, page F-19

31.   We note that your computation of EPS utilizes the two-class method. Please
        identify the interests that have participating rights in the earnings of the company
        and ensure that these rights are adequately disclosed. In addition, your footnote
        identifies convertible preferred shares; however, your disclosures throughout the
        filing do not appear to address any such convertible shares.

Note 10. Senior Preferred Shares and Series C Shares, page F-37

32.   We note that in response to prior comment 51 you have restated your balance
        sheets and statements of changes in members' equity to present your Series C
        shares as temporary equity. It appears that the amounts under the Series C shares
        were contained in several equity line items. We further note that neither your
        filing nor response discusses this restatement. Tell us the reasons for the
        restatement, including the basis in the accounting literature that necessitated it.

Note 13. Income Taxes, page F-41

33. We note that it appears that your expanded disclosures on page F-47 in response to our prior comment 52 are those that you have included in your discussion of results of operations. These discussions do not appear to fully update your income tax information through June 30, 2009. Therefore, we repeat our prior comment to revise your footnote to include full disclosures for the six months ended June 30, 2009.

Pro Forma Consolidated Statement of Operations, page F-113

34. Explain the reason for your inclusion of footnotes (c) through (g) as these amounts do not appear to represent adjustments pursuant to Rule 11-02 of Regulation S-X. These footnotes appear to be informational only and are not a result of adjustments being made in accordance with Article 11.

35. We note that you have not presented adjustments related to the application of purchase accounting and assuming that the transaction was consummated at the beginning of the fiscal year presented. For example, we note your disclosure on page F-26 that a portion of the purchase price allocation was assigned to a customer base intangible asset, suggesting the need for an adjustment for related amortization. Please refer to your purchase price allocation and explain the lack of adjustments contemplated by Rule 11-02(b)(6).

***

You may contact Ryan Rohn at (202) 551-3739 or Tamara Tangen at (202) 551-3443 if you have questions or comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 446-6460
Joshua N. Korff, Esq.
Jason K. Zachary, Esq.
Kirkland & Ellis LLP